Exhibit 99(a)(1)(D)

AUDAX CREDIT BDC INC.

LETTER TO STOCKHOLDERS

January 13, 2026

DEAR STOCKHOLDER:

No action is required of you at this time. We have sent this letter to you only to announce a tender offer (the “Offer”) by Audax Credit BDC Inc. (the “Company”). The purpose of this Offer is to provide a measure of liquidity to stockholders since there is otherwise no public market. The Offer is for cash at a price equal to the Company’s net asset value per share as of December 31, 2025 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on January 13, 2026 and end at 11:59 P.M. Eastern Time, on February 10, 2026. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF DECEMBER 31, 2025, PLEASE DISREGARD THIS NOTICE.

If you would like to tender a portion or all of your shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase no less than 1,600,000 and up to approximately 1,800,000 Shares of common stock, par value $0.001 per share, of the Company (“Shares”).

All requests to tender Shares must be received in good order by the Company, at the address below, by 11:59 P.M. Eastern Time, on February 10, 2026.

Audax Credit BDC Inc.

320 Park Avenue

New York, New York 10022

(212) 703-2700

www.audaxcreditbdc.com

If you have any questions, please call your financial advisor or call us at (617) 859-1500.

AUDAX CREDIT BDC INC. 320 Park Avenue New York, New York 10022 (212) 703-2700 www.audaxcreditbdc.com

Sincerely,

/s/ Richard T. Joseph
Richard T. Joseph Chief Financial Officer, Audax Credit BDC Inc.

AUDAX CREDIT BDC INC.

LETTER TO STOCKHOLDERS

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated January 13, 2026, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.